FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of August 2013

Commission File Number: 001-31819

Gold Reserve Inc.

(Exact name of registrant as specified in its charter)

926 W. Sprague Avenue, Suite 200
Spokane, Washington 99201
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

1

The following exhibits are furnished with this Form 6-K:

99.1 June 30, 2013 Interim Consolidated Financial Statements

99.2 June 30, 2013 Management’s Discussion and Analysis

99.3 Chief Executive Officer’s Certification of Interim Filings

99.4 Chief Financial Officer’s Certification of Interim Filings

Cautionary Statement Regarding Forward-Looking Statements and information

The information presented or incorporated by reference herein contains both historical information and "forward-looking statements" (within the meaning of the relevant sections of Section 27A of the Securities Act of 1933, as amended (the "Securities Act")  and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), and "forward-looking information" within the meaning of applicable Canadian securities laws, that state the Company’s intentions, hopes, beliefs, expectations or predictions for the future. Forward-looking statements and forward-looking information are collectively referred to herein as "forward-looking statements".

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause its actual financial results, performance, or achievements to be materially different from those expressed or implied herein and many of which are out of the Company’s control. Some of the material factors or assumptions used to develop forward-looking statements include, without limitation, the uncertainties associated with: the Brisas Arbitration, actions by the Venezuelan government, economic and industry conditions influencing the future sale of Brisas Project related equipment, conditions or events impacting the Company’s ability to fund its operations or service its debt, and the overall impact of misjudgments in the course of preparing forward-looking information.

Forward-looking statements involve risks and uncertainties, as well as assumptions, including those set out above, that may never materialize, prove incorrect or materialize other than as currently contemplated which could cause the Company’s results to differ materially from those expressed or implied by such forward-looking statements. The words "believe," "anticipate," "expect," "intend," "estimate," "plan," "may," "could" and other similar expressions that are predictions of or indicate future events and future trends which do not relate to historical matters, identify forward-looking statements. Any such forward-looking statements are not intended to provide any assurances as to future results.

Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation:

•         outcome of the Company’s arbitration against the Bolivarian Republic of Venezuela;

•         continued servicing or restructuring of the Company’s convertible notes or other obligations as they come due;

•         equity dilution resulting from the conversion of the convertible notes in part or in whole to common shares;

•         value realized from the disposition of the remaining Brisas Project related assets;

•         competition with companies that are not subject to or do not follow Canadian and U.S. laws and regulations;

•         corruption, uncertain legal enforcement and political and social instability;

•         regulatory, political and economic risks associated with foreign jurisdictions including changes in laws and legal regimes;

•         currency, metal prices and metal production volatility;

•         adverse U.S. and Canadian tax consequences;

•         abilities and continued participation of certain key employees;

•         prospects for exploration and development of other mining projects by the Company; and

•         risks normally incident to the exploration, development and operation of mining properties.

This list is not exhaustive of the factors that may affect any of the company’s forward-looking statements. See "Risk Factors" contained in the Company's Annual Information Form and Annual Report on Form 40-F filed on sedar.com and sec.gov, respectively for additional risk factors that could cause results to differ materially from forward-looking statements.

2

Investors are cautioned not to put undue reliance on forward-looking statements, and investors should not infer that there has been no change in the Company’s affairs since the date of this report that would warrant any modification of any forward-looking statement made in this document, other documents filed periodically with securities regulators or documents presented on the company’s website. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable Canadian and U.S. securities regulations.  Investors are urged to read the Company’s filings with Canadian and U.S. securities regulatory agencies, which can be viewed online at www.sedar.com  and www.sec.gov, respectively.

(Signature page follows)

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 29, 2013

GOLD RESERVE INC. (Registrant)

By:    /s/ Robert A. McGuinness

Name:    Robert A. McGuinness

Title:     Vice President – Finance & CFO

4

Exhibit 99.1 Financial Statements (Unaudited)

5

GOLD RESERVE INC.

(A Development Stage Enterprise)

CONSOLIDATED BALANCE SHEETS

 (Unaudited - Expressed in U.S. dollars)

			June 30, 2013	December 31, 2012
ASSETS
Current Assets:
Cash and cash equivalents (Note 4)			$3,625,286	$8,347,518
Marketable securities (Notes 5, 6)			479,531	723,449
Deposits, advances and other			330,017	175,293
Total current assets			4,434,834	9,246,260
Property, plant and equipment, net (Note 7)			19,308,431	19,190,792
Total assets			$23,743,265	$28,437,052
LIABILITIES
Current Liabilities:
Accounts payable and accrued expenses			$835,208	$914,977
Accrued interest			64,269	64,269
Convertible notes, current (Note 11)			20,841,727	-
Total current liabilities			21,741,204	979,246

Convertible notes (Note 11)			1,042,000	20,025,454
Other (Note 11)			1,012,491	1,012,491
Total liabilities			23,795,695	22,017,191

SHAREHOLDERS' EQUITY
Serial preferred stock, without par value
Authorized:	Unlimited
Issued:	None
Common shares and equity units			284,599,809	283,482,779
Class A common shares, without par value
Authorized:	Unlimited
Issued and outstanding:	2013…73,699,993	2012…72,211,473
Equity Units
Issued and outstanding:	2013…500,236	2012…500,236
Contributed Surplus			5,171,603	5,171,603
Stock options (Note 9)			19,744,143	19,762,883
Accumulated deficit			(309,535,750)	(302,209,087)
Accumulated other comprehensive income (loss)			(32,235)	211,683
Total shareholders' equity (deficit)			(52,430)	6,419,861
Total liabilities and shareholders' equity			$23,743,265	$28,437,052

Going Concern (Note 1)

The accompanying notes are an integral part of the consolidated financial statements.

Approved by the Board of Directors:

            s/ Chris D. Mikkelsen                                        s/ Patrick D. McChesney

6

GOLD RESERVE INC.

(A Development Stage Enterprise)

CONSOLIDATED STATEMENTS OF OPERATIONS

 (Unaudited - Expressed in U.S. dollars)

			Six Months ended June 30,		January 1, 2010 through

	Three Months ended June 30,
	2013	2012	2013	2012	June 30, 2013
OTHER INCOME (LOSS)
Interest	$127	$12,614	$432	$13,844	$375,285
Litigation settlement	–	–	–	–	1,891,035
Gain on sale of marketable securities	–	–	–	7,373	1,021,692
Loss on impairment of marketable securities	–	–	–	–	(433,973)
Gain on sale of equipment	–	–	–	–	1,978,105
Gain on sale of subsidiaries	–	–	–	–	474,577
Gain on settlement of debt	–	–	–	–	8,090,399
Foreign currency (loss) gain	(23,250)	(8,476)	5,679	(7,163)	(43,168)
	(23,123)	4,138	6,111	14,054	13,353,952
EXPENSES
Corporate general and administrative	963,367	2,032,392	1,726,840	4,360,535	18,401,959
Exploration	362,910	266,866	614,724	552,263	2,846,373
Legal and accounting	98,778	496,591	328,622	597,979	2,784,165
Venezuelan operations	43,129	129,780	106,936	416,329	3,572,227
Arbitration (Note 3)	1,122,864	179,684	1,561,531	2,866,863	17,927,266
Equipment holding costs	200,995	203,879	411,030	560,411	4,685,065
Write-down of machinery and equipment	–	–	–	–	4,471,921
	2,792,043	3,309,192	4,749,683	9,354,380	54,688,976
Loss before interest expense	(2,815,166)	(3,305,054)	(4,743,572)	(9,340,326)	(41,335,024)

Interest expense	(1,304,400)	(1,602,615)	(2,583,091)	(3,289,322)	(21,266,263)
Net loss for the period	$(4,119,566)	$(4,907,669)	$(7,326,663)	$(12,629,648)	$(62,601,287)

Net loss per share, basic and diluted	$(0.06)	$(0.08)	$(0.10)	$(0.21)
Weighted average common shares outstanding	73,486,195	60,281,104	73,113,722	60,148,164

GOLD RESERVE INC.

(A Development Stage Enterprise)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

 (Unaudited - Expressed in U.S. dollars)

					January 1, 2010
	Three Months Ended June 30,		Six Months Ended June 30,		through
	2013	2012	2013	2012	June 30, 2013
Net loss for the period	$(4,119,566)	$(4,907,669)	$(7,326,663)	$(12,629,648)	$(62,601,287)
Other comprehensive income (loss), net of tax:
Unrealized gain (loss) on marketable securities (Note 5)	(164,468)	(250,315)	(243,918)	(267,149)	832,709
Adjustment for realized gains included in net loss	–	–	–	(7,373)	(1,021,692)
Impairment of marketable securities	–	–	–	–	433,973
Other comprehensive income (loss)	(164,468)	(250,315)	(243,918)	(274,522)	244,990
Comprehensive loss for the period	$(4,284,034)	$(5,157,984)	$(7,570,581)	$(12,904,170)	$(62,356,297)

The accompanying notes are an integral part of the consolidated financial statements.

7

GOLD RESERVE INC.

(A Development Stage Enterprise)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the Six Months Ended June 30, 2013 and the Year Ended December 31, 2012

(Unaudited - Expressed in U.S. dollars)

	Common Shares and Equity Units			Contributed Surplus	Stock Options	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)

	Common Shares	Equity Units	Amount
Balance, December 31, 2011	59,043,972	500,236	$ 244,023,265	$ 5,171,603	$ 17,143,278	$(292,183,986)	$ 41,742
Net loss						(10,025,101)
Other comprehensive income							169,941
Stock option compensation					2,682,742
Fair value of options exercised			63,137		(63,137)
Common shares issued for:
Convertible notes restructure	12,412,501		37,185,877
Option exercises ($1.56/share avg.)	52,500		81,925
Services ($3.03/share avg.)	702,500		2,128,575
Balance, December 31, 2012	72,211,473	500,236	283,482,779	5,171,603	19,762,883	(302,209,087)	211,683
Net loss						(7,326,663)
Other comprehensive loss							(243,918)
Stock option compensation					459,479
Fair value of options exercised			478,219		(478,219)
Common shares issued for:
Option exercises ($0.43/share avg.)	1,488,520		638,811
Balance, June 30, 2013	73,699,993	500,236	$ 284,599,809	$ 5,171,603	$ 19,744,143	$(309,535,750)	$(32,235)

The accompanying notes are an integral part of the consolidated financial statements.

8

GOLD RESERVE INC.

(A Development Stage Enterprise)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited - Expressed in U.S. dollars)

	Three Months Ended		Six Months Ended		January 1, 2010
	June 30,		June 30,		through
	2013	2012	2013	2012	June 30, 2013
Cash Flows from Operating Activities:
Net loss for the period	$(4,119,566)	$(4,907,669)	$(7,326,663)	$(12,629,648)	$(62,601,287)

Adjustments to reconcile net loss to net cash

used in operating activities:
Stock option compensation	324,233	715,784	459,479	1,856,990	5,965,330
Depreciation	4,224	5,569	9,382	11,662	233,063
Gain on settlement of debt	–	–	–	–	(8,090,399)
Gain on sale of equipment	–	–	–	–	(1,978,105)

Gain on sale of subsidiaries

	–	–	–	–	(474,577)

Write-down of machinery and equipment

	–	–	–	–	4,471,921

Amortization of premium on marketable

debt securities

	–	–	–	–	175,020
Accretion of convertible notes	941,991	234,073	1,858,273	513,509	4,804,074
Securities received in settlement of litigation	–	–	–	–	(101,482)
Net gain on sale of marketable securities	–	–	–	(7,373)	(1,021,692)
Impairment of marketable securities	–	–	–	–	433,973
Shares issued for compensation	–	841,448	5,827	1,621,773	4,162,216
Changes in non-cash working capital:
Net (increase) decrease in deposits and advances	123,971	(1,421,283)	(160,551)	(1,757,398)	143,242

Net decrease in accounts payable and accrued expenses

	(423,935)	(1,802,802)	(79,769)	(332,112)	(2,855,076)
Net cash used in operating activities	(3,149,082)	(6,334,880)	(5,234,022)	(10,722,597)	(56,733,779)
Cash Flows from Investing Activities:
Proceeds from disposition of marketable securities	–	–	–	13,645	12,839,183
Purchase of marketable securities	–	–	–	–	(1,726,718)
Purchase of property, plant and equipment	(127,021)	(50,010)	(127,021)	(51,719)	(9,833,329)
Proceeds from sales of equipment	–	–	–	450,000	25,650,121
Decrease in restricted cash	–	–	–	–	9,489,777
Deconsolidation of subsidiaries	–	–	–	–	(1,429,655)
Net cash provided by (used in) investing activities	(127,021)	(50,010)	(127,021)	411,926	34,989,379
Cash Flows from Financing Activities:
Net proceeds from the issuance of common shares	535,292	72,825	638,811	81,925	780,175
Restructure fees	–	–	–	–	(2,585,119)
Settlement of convertible notes	–	(16,900,000)	–	(16,900,000)	(33,788,183)
Net cash provided by (used in) financing activities	535,292	(16,827,175)	638,811	(16,818,075)	(35,593,127)
Change in Cash and Cash Equivalents:
Net decrease in cash and cash equivalents	(2,740,811)	(23,212,065)	(4,722,232)	(27,128,746)	(57,337,527)
Cash and cash equivalents - beginning of period	6,366,097	53,760,689	8,347,518	57,677,370	60,962,813
Cash and cash equivalents - end of period	$3,625,286	$30,548,624	$3,625,286	$30,548,624	$3,625,286

The accompanying notes are an integral part of the consolidated financial statements.

Note 1.          The Company and Significant Accounting Policies:

The Company. Gold Reserve Inc. (the "Company") is engaged in the business of acquiring, exploring and developing mining projects. The Company is an exploration stage company incorporated in 1998 under the laws of the Yukon Territory, Canada and is the successor issuer to Gold Reserve Corporation which was incorporated in 1956. All amounts shown herein are expressed in U.S. dollars unless otherwise noted.

In February 1999 each Gold Reserve Corporation shareholder exchanged its shares for an equal number of Gold Reserve Inc. Class A Common shares except in the case of certain U.S. holders who for tax reasons elected to receive equity units which are comprised of one Gold Reserve Inc. Class B common share and one Gold Reserve Corporation Class B common share and substantially equivalent to a Class A common share.

Going Concern. These consolidated financial statements are prepared on a going concern basis, which contemplate the realization of assets and settlement of liabilities in the normal course of business as they come due.

The Company’s current activities include continued development of its working interest in the La Tortuga project, executing it’s ICSID arbitration claim against Venezuela (including efforts to reach a settlement) and efforts to sell the remaining Brisas Project related assets. The Company has no revenue producing operations at this time and its working capital deficiency, cash burn rate and debt maturity schedule require that the Company seek additional sources of funding to ensure the Company’s ability to continue its activities in the normal course.

As of June 30, 2013, the Company had financial resources of cash and marketable securities totaling approximately $4.1 million and Brisas Project related equipment held for disposal with an estimated fair value of approximately $19 million (See Note 7 to the consolidated financial statements). The Company's short-term financial obligations included convertible notes of $25.3 million which mature in June 2014 (See Note 11 to the consolidated financial statements) and accounts payable and accrued expenses due in the normal course of approximately $0.9 million.

On August 14, 2013, the Company announced a private placement for gross proceeds totaling $5,250,000. The private placement consists of 1,750,000 units comprised of one Class A common share and one-half of one Class A common share purchase warrant, with each whole warrant exercisable by the holder for a period of 2 years after its issuance to acquire one Class A common share at a price of $4.00 per share. (See Note 12 Subsequent Event)

To address its longer-term funding requirements primarily the convertible notes due in June 2014, the Company is continuing its efforts to dispose of the remaining Brisas Project related assets, pursue a timely and successful completion of the arbitration claim before ICSID including a possible settlement between the parties and initiate other debt and equity funding alternatives as may be available.

The Company's efforts to address its longer-term funding requirements may be adversely impacted by financial market conditions, industry conditions, regulatory approvals or other unknown or unpredictable conditions and, as a result, there can be no assurance that additional funding will be available or, if available, offered on acceptable terms.  In view of these uncertainties there is substantial doubt about the Company's ability to continue as a going concern.

These financial statements do not reflect potentially material adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations.

Principles of Consolidation. These consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles. The statements include the accounts of the Company, Gold Reserve Corporation, four Venezuelan subsidiaries, a Mexican subsidiary and four other subsidiaries which were formed to hold the Company’s interest in its foreign subsidiaries or for future transactions. All subsidiaries are wholly owned. All intercompany accounts and transactions have been eliminated on consolidation. The Company’s policy is to consolidate those subsidiaries where control exists. Certain reclassifications have been made to prior year amounts in order to conform to the current year presentation.

Development Stage Enterprise. As a result of the expropriation of the Brisas Project by the Venezuelan government, the Company was forced to abandon its development efforts on the project and, in 2009, expensed all capitalized costs associated with its development. The expropriation resulted in the end of the development of the Brisas Project and management considers January 1, 2010 a new inception date of the continued development of the Company’s business of acquiring and exploring other mining projects. ASC 915 requires additional disclosures of development stage enterprises including cumulative amounts from the inception of the development stage.

Cash and Cash Equivalents. The Company considers short-term, highly liquid investments purchased with an original maturity of three months or less to be cash equivalents for purposes of reporting cash equivalents and cash flows. The cost of these investments approximates fair value.  The Company manages the exposure of its cash and cash equivalents to credit risk by diversifying its holdings into major Canadian and U.S. financial institutions.

Exploration and Development Costs. Exploration costs incurred in locating areas of potential mineralization or evaluating properties or working interests with specific areas of potential mineralization are expensed as incurred. Development costs of proven mining properties not yet producing are capitalized at cost and classified as capitalized exploration costs under property, plant and equipment. Property holding costs are charged to operations during the period if no significant exploration or development activities are being conducted on the related properties. Upon commencement of production, capitalized exploration and development costs would be amortized based on the estimated proven and probable reserves benefited. Properties determined to be impaired or that are abandoned are written-down to the estimated fair value. Carrying values do not necessarily reflect present or future values.

Property, Plant and Equipment. Property, plant and equipment are recorded at the lower of cost less accumulated depreciation or estimated net realizable value. Included in property, plant and equipment is $29 million of equipment, originally purchased for the Brisas Project, which has been adjusted to an estimated net realizable value of $19 million and is not being depreciated. The realizable value of this equipment may be different than management’s current estimate. Replacements and major improvements are capitalized. Maintenance and repairs are charged to expense as incurred. The cost and accumulated depreciation of assets retired or sold are removed from the accounts and any resulting gain or loss is reflected in operations. Depreciation is provided using straight-line and accelerated methods over the lesser of the useful life or lease term of the related asset.

Assets Held for Sale.   Long-lived assets are classified as held for sale in the period in which certain criteria are met. Assets held for sale are measured at the lower of carrying amount or fair value less cost to sell and are not depreciated as long as they remain classified as held for sale.

Impairment of Long Lived Assets.  The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the expected future net cash flows to be generated from the use or disposition of a long-lived asset (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized and the asset is written down to fair value. Fair value is generally determined by discounting estimated cash flows, using quoted market prices where available or making estimates based on the best information available.

Foreign Currency. The U.S. dollar is the Company’s (and its foreign subsidiaries’) functional currency. Monetary assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the rates of exchange in effect at the balance sheet dates. Non-monetary assets and liabilities are translated at historical rates and revenue and expense items are translated at average exchange rates during the reporting period, except for depreciation which is translated at historical rates. Translation gains and losses are included in the statement of operations.

Stock Based Compensation. The Company maintains the 2012 Equity Incentive Plan (the "2012 Plan") which provides for the grant of stock options of up to 10% of the issued and outstanding common shares of the Company on a rolling basis. The Company uses the fair value method of accounting for stock options. The fair value of options granted to employees is computed using the Black-Scholes method as described in Note 9 and is expensed over the vesting period of the option. For non-employees, the fair value of stock based compensation is recorded as an expense over the vesting period or upon completion of performance. Consideration paid for shares on exercise of share options, in addition to the fair value attributable to stock options granted, is credited to capital stock. Fair value of restricted stock previously issued as compensation is based on the grant date market value and expensed over the vesting period. The 2012 Plan does not provide for the issuance of restricted stock. The Company also maintains the Gold Reserve Director and Employee Retention Plan. Each Unit granted under the retention plan to a participant entitles such person to receive a cash payment equal to the fair market value of one Gold Reserve Class A Common Share (1) on the date the Unit was granted or (2) on the date any such participant becomes entitled to payment, whichever is greater. The Company will not accrue a liability for these units until and unless events required for vesting of the units occur.  Stock options and Units granted under their respective plans become fully vested and exercisable and/or payable upon a change of control.

Income Taxes. The Company uses the liability method of accounting for income taxes. Deferred tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and those amounts reported in the financial statements. The deferred tax assets or liabilities are calculated using the enacted tax rates expected to apply in the periods in which the differences are expected to be settled. Deferred tax assets are recognized to the extent that they are considered more likely than not to be realized.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Net Loss Per Share. Net loss per share is computed by dividing net loss by the combined weighted average number of Class A and B common shares outstanding during each year. In periods in which a loss is incurred, the effect of potential issuances of shares under options and convertible notes would be anti-dilutive, and therefore basic and diluted losses per share are the same.

Convertible Notes.  Convertible notes are classified as a liability and are initially recorded at their estimated fair value, net of issuance costs. The notes are subsequently accreted to face value using the effective interest rate method over the expected life of the notes, with the resulting charge recorded as interest expense.

Comprehensive Loss.  Comprehensive loss includes net loss and other comprehensive income or loss. Other comprehensive loss may include unrealized gains and losses on available-for-sale securities. The Company presents comprehensive loss and its components in the consolidated statements of comprehensive loss.

Financial Instruments.  Marketable equity securities are classified as available for sale with any unrealized gain or loss recorded in other comprehensive income. If a decline in fair value of a security is determined to be other than temporary, an impairment loss is recognized. Cash and cash equivalents, deposits and advances are accounted for at cost which approximates fair value. Accounts payable and convertible notes are recorded at amortized cost. The fair value of accounts payable and convertible notes may be less than the carrying value as a result of the Company’s credit and liquidity risk.

Contingent Value Rights.  Contingent value rights ("CVR") are obligations arising from the disposition of a portion of the rights to future proceeds of an arbitration award against Venezuela and/or the sale of mining data.

Note 2.         New Accounting Policies:

In February 2013, the FASB issued Accounting Standards Update 2013-02 which contains requirements regarding the reporting of reclassifications out of accumulated other comprehensive income. The amendments in this update were effective for reporting periods beginning after December 15, 2012 and did not have a significant impact on the Company’s financial statements.

Note 3.        Expropriation of Brisas Project by Venezuela and Related Arbitration:

In April 2008, after a series of actions which concluded with the revocation of the Company’s previously authorized right to develop the Brisas Project, the Venezuelan government expropriated the Brisas Project and also effectively deprived the Company of its ability to further develop the Choco 5 Property.

The Company commenced arbitration in October 2009 by filing a Request for Arbitration under the Additional Facility Rules of the International Centre for Settlement of Investment Disputes ("ICSID"), against the Bolivarian Republic of Venezuela ("Respondent") seeking compensation in the arbitration for all of the losses and damages resulting from Venezuela’s wrongful conduct (Gold Reserve Inc. v. Bolivarian Republic of Venezuela (ICSID Case No. ARB(AF)/09/1) (the “Brisas Arbitration”)). The Company’s claim as last updated in its July 2011 Reply totals approximately $2.1 billion which includes interest from April 14, 2008 (the date of the loss) to July 29, 2011 (the date of the Company’s reply) of approximately $400 million. The claim, including accrued interest since the loss to the date of the Tribunal's decision, represents the estimated fair market value of the legal rights to develop the Brisas Project and the value of the Choco 5 Property.

The Company is well advanced in the arbitration process. The Tribunal held an oral hearing on the merits with the Parties in February 2012 and the Parties submitted post-hearing briefs in March, May and June 2012 as requested by the Tribunal.  In July 2012, the Tribunal issued a procedural order requesting both Parties to submit further expert reports addressing certain valuation issues. The expert initial and reply reports for both Parties were filed May 24th and June 28th, 2013, respectively, and on August 5, 2013 the Parties filed final comments on the expert reports.  As oral hearings are limited to addressing evidence already in the record, the Company believes the additional submissions noted above may negate the need for a further oral hearing.  If requested by one of the Parties and confirmed by the Tribunal, the hearing is expected to be held in the fall of 2013.

An ICSID Additional Facility Award is enforceable globally under the New York Convention, an international convention regarding the recognition and enforcement of arbitral awards with over one hundred forty State parties. There are clear, well documented procedures for identifying sovereign assets located in one or more of these States and for enforcing arbitral awards by attaching such assets.

The Board of Directors approved a Bonus Pool Plan ("Bonus Plan") in May 2012, which is intended to reward the participants, including named executive officers, employees, directors and consultants, for their past and future contributions including their efforts related to the development of the Brisas Project, execution of the arbitration claim and the collection of an award, if any. The bonus pool under the Bonus Plan will generally be comprised of the gross proceeds collected or the fair value of any consideration realized related to such transactions less applicable taxes times 1% of the first $200 million and 5% thereafter. Participation in the Bonus Plan vests upon the participant’s selection by the Committee of independent directors, subject to voluntary termination of employment or termination for cause. The Company currently does not accrue a liability for the Bonus Plan as events required for payment under the Plan have not yet occurred.

Pursuant to its recent debt restructuring, the Company issued a CVR which entitles each note holder participating in the Restructuring to receive, net of certain deductions (including income tax calculation and the payment of current obligations of the Company), a pro rata portion of a maximum aggregate amount of 5.468% of the proceeds actually received by the Company with respect to the Brisas Arbitration proceedings or disposition of the Brisas Project mining data. The proceeds, if any, could be cash, commodities, bonds, shares or any other consideration received by the Company and if such proceeds are other than cash, the fair market value of such non-cash proceeds, net of any required deductions (e.g., for taxes) will be subject to the CVR.

Note 4.          Cash and Cash Equivalents:

	June 30,	December 31,
	2013	2012
Bank deposits	$2,228,588	$2,981,234
Money market funds	1,396,698	5,366,284
Total	$3,625,286	$8,347,518

At June 30, 2013 and December 31, 2012, the Company had cash of approximately $12,000 and $9,000 respectively, in Venezuela.

Note 5.          Marketable Securities:

	June 30,	December 31,
	2013	2012
Fair value at beginning of year	$723,449	$892,271
Acquisitions	–	101,482
Dispositions, at cost	–	(6,272)
Realized gain	–	(7,373)
Unrealized loss	(243,918)	(256,659)
Fair value at balance sheet date	$479,531	$723,449

The Company’s marketable securities are classified as available-for-sale and are recorded at quoted market value with gains and losses recorded within other comprehensive income until realized. Realized gains and losses are based on the average cost method. In 2012, declines in the fair value of certain securities were determined to be other than temporary and as a result the Company recognized an impairment loss of $433,973. As of June 30, 2013 and December 31, 2012, marketable securities had a cost basis of $511,766.

Note 6.         Fair Value Measurements:

ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: Level 1 inputs are quoted prices in active markets for identical assets or liabilities, Level 2 inputs are inputs other than quoted prices included within Level 1 that are directly or indirectly observable for the asset or liability and Level 3 inputs are unobservable inputs for the asset or liability that reflect the entity’s own assumptions.

	Fair value June 30, 2013	Level 1	Level 2	Level 3
Marketable securities	$ 479,531	$ 479,531	–	–

	Fair value December 31, 2012	Level 1	Level 2	Level 3
Marketable securities	$ 723,449	$ 723,449	–	–

Note 7.          Property, Plant and Equipment:

		Accumulated
	Cost	Depreciation	Net
June 30, 2013
Machinery and equipment [1]	$18,985,828	$–	$18,985,828
Furniture and office equipment	528,384	(494,791)	33,593
Leasehold improvements	41,190	(41,190)	–
Venezuelan property and equipment	171,445	(157,445)	14,000
Mineral property	275,010	–	275,010
	$20,001,857	$(693,426)	$19,308,431

		Accumulated
	Cost	Depreciation	Net
December 31, 2012
Machinery and equipment [1]	$18,985,828	$–	$18,985,828
Furniture and office equipment	526,363	(485,409)	40,954
Leasehold improvements	41,190	(41,190)	–
Venezuelan property and equipment	171,445	(157,445)	14,000
Mineral property	150,010	–	150,010
	$19,874,836	$(684,044)	$19,190,792

1 Represents the estimated net realizable value of equipment previously intended for use on the Brisas Project.

In April 2012 the Company entered into an Option Agreement with Soltoro Ltd. ("Soltoro") whereby Soltoro granted the Company the right to earn an undivided 51% interest in the La Tortuga Property located in Jalisco State, Mexico (the "Soltoro Agreement"). The Soltoro Agreement allows the Company to acquire an undivided 51% interest by making an aggregate $650,000 in option payments to Soltoro as well as expending $3 million on the property over 3 years. At completion of the earn-in a joint venture agreement will be formalized. The Company may subsequently exercise an option to acquire an additional 9% interest in the La Tortuga Property for $2 million. As of June 30, 2013, the Company had recorded as mineral property a total of $275,010 in option payments.

Note 8.          KSOP Plan:

The KSOP Plan, adopted in 1990 for the benefit of employees, is comprised of two parts, (1) a salary reduction component, or 401(k) which includes provisions for discretionary contributions by the Company, and (2) an employee share ownership component, or ESOP. Allocation, if any, of common shares or cash to participants’ accounts, subject to certain limitations, is at the discretion of the Company’s board of directors. Cash contributions for the plan year 2012 were approximately $169,000. As of June 30, 2013, no contributions had been made for plan year 2013.

Note 9.          Stock Based Compensation Plans:

Equity Incentive Plans

The shareholders approved on June 27, 2012, the 2012 Equity Incentive Plan (the "2012 Plan") to replace the Company’s previous equity incentive plans: the 1997 Equity Incentive Plan (the "1997 Plan") and the 2008 Venezuelan Equity Incentive Plan (the "Venezuelan Plan"), both of which were terminated as they relate to future stock option grants. The 2012 Plan permits the grants of stock options of up to 10% of the issued and outstanding common shares of the Company on a rolling basis. As of June 30, 2013 there were 1,905,355 options available for grant. The grants are made for terms of up to ten years with vesting periods as required by the TSXV and as may be determined by a committee established pursuant to the 2012 Plan, or in certain cases, by the Company’s board of directors.

Share option transactions for the six months ended June 30, 2013 and 2012 are as follows:

	2013		2012
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding - beginning of period	6,753,188	$ 1.77	5,185,188	$ 1.42
Options exercised	(1,488,520)	0.43	(52,500)	1.56
Options granted	250,000	3.00	1,620,500	2.89
Options outstanding - end of period	5,514,668	$ 2.19	6,753,188	$ 1.77

Options exercisable - end of period	3,895,918	$ 2.32	3,334,788	$ 1.33

The following table relates to stock options at June 30, 2013:

	Outstanding Options				Exercisable Options
Exercise Price Range	Number	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term (Years)	Number	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term (Years)
$0.29 - $0.73	69,168	$0.50	$159,312	0.57	69,168	$0.50	$159,312	0.57
$1.82 - $1.82	2,625,000	$1.82	2,572,500	2.51	1,956,250	$1.82	1,917,125	2.51
$1.92 - $1.92	950,000	$1.92	836,000	7.94	-	-	-	-
$2.89 - $2.89	1,620,500	$2.89	-	3.59	1,620,500	$2.89	-	3.59
$3.00 - $3.00	250,000	$3.00	-	4.95	250,000	$3.00	-	4.95
$0.29 - $3.00	5,514,668	$2.19	$3,567,812	3.85	3,895,918	$2.32	$2,076,437	3.08

During the six months ended June 30, 2013 and 2012, the Company granted 0.25 million and 1.6 million options, respectively. The Company recorded non-cash compensation expense during 2013 and 2012 of $0.5 million and $1.9 million, respectively, for stock options granted in 2013 and prior periods. As of June 30, 2013, compensation expense of $0.1 million related to unvested options remains to be recognized over the remaining vesting period.

The weighted average grant date fair value of options granted during the six months ended June 30, 2013 and 2012 was calculated at $0.98 and $1.22, respectively. The fair value of options granted was determined using the Black-Scholes model based on the following weighted average assumptions:

	2013	2012
Risk free interest rate	0.34%	0.29%
Expected term	2.0 years	2.9 years
Expected volatility	59%	65%
Dividend yield	nil	nil

The risk free interest rate is based on the US Treasury rate on the date of grant for a period equal to the expected term of the option. The expected term is based on historical exercise experience and expected post-vesting behavior. The expected volatility is based on historical volatility of the Company’s stock over a period equal to the expected term of the option.

Restricted Stock

 During the six months ended June 30, 2012, the Company issued 0.7 million shares of restricted stock to employees and directors of the Company. No shares have been issued in 2013. The fair value of restricted stock issued as compensation is based on the grant date market value and expensed over the vesting period. The Company recorded non-cash compensation expense during the six months ended June 30, 2013 and 2012 of $5,827 and $1,621,773, respectively, for stock granted in 2012 and prior periods. Future issuance of restricted stock is currently not provided for in the 2012 Plan.

Retention Units Plan

The Company also maintains the Gold Reserve Director and Employee Retention Plan.  Units granted under the plan become fully vested and payable upon achievement of certain milestones related to the Brisas Project or in the event of a change of control.  The Company’s Board of Directors has considered, but not acted upon alternative vesting provisions for the units to more adequately reflect the current business objectives of the Company. Each unit granted to a participant entitles such person to receive a cash payment equal to the fair market value of one Gold Reserve Class A Common Share (1) on the date the unit was granted or (2) on the date any such participant becomes entitled to payment, whichever is greater.  As of June 30, 2013 an aggregate of 1,457,500 unvested units have been granted to directors and executive officers of the Company and 315,000 units have been granted to other employees.  The Company currently does not accrue a liability for these units as events required for vesting of the units have not yet occurred. The minimum value of these units, based on the grant date value of the Class A shares, was approximately $7.7 million.

Note 10.        Shareholder Rights Plan:

The Company instituted a shareholder rights plan (the "Rights Plan") in 1999. Since the original approval by the shareholders, the Rights Plan and the Rights Plan agreement have been amended and continued from time to time. In June 2012, the shareholders approved certain amendments to the Rights Plan including continuing the Shareholder Rights Plan until June 30, 2015 and providing a one-time exemption of the Large Note Holders (as defined in the Restructuring Agreement) from triggering the Plan as a result of the Restructuring (See Note 11). The Rights Plan is designed to give the Board of Director’s time to consider alternatives, allow shareholders time to properly assess the merits of a bid and insure they receive full and fair value for their common shares. One right is issued in respect of each outstanding share. The rights become exercisable only when a person, including any party related to it or acting jointly with it, acquires or announces its intention to acquire 20% or more of the Company’s outstanding shares without complying with the "permitted bid" provisions of the Rights Plan. Each right would, on exercise, entitle the holder, other than the acquiring person and related persons, to purchase Class A common shares of the Company at a 50% discount to the market price at the time.

Note 11.        Convertible Notes:

In the first quarter 2012, the Company announced a debt restructuring agreement (the "Restructuring"), which was approved by shareholders in June 2012 and eventually offered to all Holders of the then outstanding debt totaling $85,447,000 (the "Old Notes"). In the fourth quarter 2012 the Restructuring was consummated whereby Holders of an aggregate of $84,405,000 of Old Notes elected to participate in the Restructuring and $1,042,000 of Old Notes declined to participate.

Pursuant to the terms of the Restructuring, the Company paid a total of $16,887,500 cash, issued a total of 12,412,501 Class A common shares, issued modified notes with a face value of $25,315,000 (“Modified Notes”) and issued CVR’s totaling 5.468% of any future proceeds actually received by the Company with respect to the Arbitration proceedings or disposition of the Brisas Project mining data. The CVR generally entitles each holder of the Modified Notes to receive, net of certain deductions (including income tax calculation and the payment of current obligations of the Company), a pro rata portion of the proceeds actually received by the Company with respect to the Arbitration proceedings or disposition of the Brisas Project mining data.

Management considered the relevant fair value measurement guidance as required by generally accepted accounting principles in order to record the debt restructuring transaction based on the fair value of the consideration given to redeem the Old Notes. The carrying value of the Old Notes was $84.4 million and the fair value of the aggregate consideration given was estimated at approximately $75.1 million, resulting in a gain on the transaction of approximately $9.3 million which was recorded in the 2012 consolidated statement of operations net of costs associated with the restructuring transaction. Management's estimate of the fair value of the consideration given included approximately $16.9 million cash, $37.9 million of Class A common shares of the Company, $19.3 million of Modified Notes and $1.0 million related to the CVR as summarized below:

	Cash	Equity	Notes	CVR	Gain	Total
Restructured notes	$16,887,500	$37,858,125	$19,302,688	$1,030,794	$9,325,893	$84,405,000
Restructuring costs	-	(672,248)	(657,770)	(18,303)	(1,236,798)	2,585,119
	$16,887,500	$37,185,877	$18,644,918	$1,012,491	$8,089,095

The Modified notes were initially recorded at their estimated fair value, net of restructuring costs and will be accreted to their face value using the effective interest rate method over the expected life of the notes (estimated to be the maturity date of June 29, 2014), with the resulting charge recorded as interest expense.

Carrying value of Modified Notes as of December 31, 2012	$18,983,454
Old notes	1,042,000
Total carrying value of convertible notes as of December 31, 2012	20,025,454
Accretion of modified notes during 2013	1,858,273
Total carrying value of convertible notes as of June 30, 2013	$21,883,727

The Modified Notes and Old Notes bear interest at a rate of 5.50% per year, payable semiannually in arrears on June 15 and December 15 and subject to certain conditions, may be converted into Class A common shares of the Company, redeemed or repurchased. The Company made interest payments of $0.7 million and $2.8 million during the six months ended June 30, 2013 and 2012, respectively.

The Modified Notes are governed by the terms of the supplemental indenture which includes a maturity date of June 29, 2014 and conversion into 250 shares of Class A common shares per $1,000 (equivalent to a conversion price of $4.00 per common share) at any time upon prior written notice to the Company.

The Old Notes continue to be governed by the terms of the original indenture which includes a maturity date of June 15, 2022 and conversion into 132.626 shares of Class A common shares per $1,000 (equivalent to a conversion price of $7.54 per common share) at any time upon prior written notice to the Company.

The covenants in the indenture and supplement, as amended, relating to both the Modified Notes and the Old Notes are generally limited to administrative issues such as payments of interest, maintenance of office or agency location, delivery of reports and other related issues. Likewise, events of default are defined as failure to pay interest and principal amounts when due, default in the performance of covenants, failure to convert notes upon holder’s exercise of conversion rights and similar provisions or the Company’s failure to give notice of a fundamental change which is generally defined as events related to a change of control in the Company. The Company is in compliance with all relevant covenants and there have been no events of default.

Note 12.        Subsequent Event:

On August 14, 2013, the Company announced a non-brokered private placement with certain significant shareholders of the Company for gross proceeds of $5,250,000 consisting of 1,750,000 units of securities of the Company (each, a "Unit") at a price of $3.00 per Unit. Each Unit comprises one Class A common share of the Company and one-half of one Class A common share purchase warrant, with each whole warrant exercisable by the holder for a period of 2 years after its issuance to acquire one Class A common share at a price of $4.00 per share.  The proceeds will be used by the Company for general working capital purposes.

Exhibit 99.2  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

This Management’s Discussion and Analysis of Financial Condition and Results of Operations, dated
August 29, 2013 is intended to assist in understanding and assessing our results of operations and financial condition and should be read in conjunction with the consolidated financial statements and related notes.

Gold Reserve, an exploration stage company, is engaged in the business of acquiring, exploring and developing mining projects. Management’s recent efforts have included:

▪  Continued development of its working interest in the La Tortuga project;

▪  Executing its arbitration claim against Venezuela, responding to the Tribunal’s request for the production of further evidence related to valuation issues and continuing efforts to reach a settlement and

▪  Advancing efforts to sell the remaining Brisas Project related assets.

Exploration Prospects

La Tortuga Property

The La Tortuga Property, a copper and gold prospect, is an 11,562 hectare property being investigated for its base and precious metal potential with occurrences of copper and gold mineralization over 49 square kilometers, including iron oxide copper gold deposits, copper porphyries and epithermal gold and/or base metal veining. Work on the property has included 151 line-kilometers of induced polarization, 20 drill holes (both diamond core and reverse circulation), mapping and sampling (approximately 1,000 soil, rock chip and stream sediment samples) and ground magnetic survey.

   In addition to several corporate employees providing assistance to our exploration activities, the Company has in excess of 10 employees working directly on the La Tortuga project, as well as a number of drilling and other contracted services personnel. The Company’s 2013 current exploration program, which is subject to the availability of subcontractors and the addition of qualified new employees, approximates $2 million. The overall objective of the exploration plan is intended to obtain a more comprehensive database on the property.

The Company’s 2013 exploration program which includes airborne geophysics and drilling is ongoing.  Ground based mapping, sampling, geochemical studies, and geophysical analyses have been conducted on the property and these activities, along with about 22 km of road upgrading, support a 7000 to 12000 meter drill program planned for 2013.  This program tests four known mineralized targets (Las Garrochas, Caballo Vein, Quartz Breccia Vein, and Oro East) along projected trends of mineralized structures identified by past surface exploration and drilling activities.  The airborne magnetic study will be used to determine extensions or additional targets to be followed up by ground magnetics and/or gravity surveys.  Additional drilling could also be initiated on any new targets generated by this and other exploration work this year. The Company has also commenced the environmental baseline studies required for exploration permitting, as well as future development and has also begun social program works. Contact has been initiated with the local community and baseline work started for social impact studies, which forms the basis of a comprehensive social impact and mitigation plan for any future development.

As with any similarly-situated mining company, the Company is evaluating additional prospects and our efforts are subject to, among other things, the mineralized potential, the terms of any agreement, the level and quality of previous work completed by the target companies, schedules, weather and geography. The Company is focused on prospects that have potential for success and generally located in a politically friendly jurisdiction which has clear and well established mining, tax and environmental laws, an experienced mining authority and likely to be an open pit versus an underground prospect.

Brisas Arbitration

In April 2008, after a series of actions which concluded with the revocation of the Company’s previously authorized right to develop the Brisas Project, the Venezuelan government expropriated the Brisas Project and also effectively deprived the Company of its ability to further develop the Choco 5 Property.

The Company commenced the Brisas Arbitration in October 2009 by filing a Request for Arbitration under the Additional Facility Rules of the International Centre for Settlement of Investment Disputes ("ICSID"), against the Bolivarian Republic of Venezuela ("Respondent") seeking compensation in the arbitration for all of the losses and damages resulting from Venezuela’s wrongful conduct (Gold Reserve Inc. v. Bolivarian Republic of Venezuela (ICSID Case No. ARB(AF)/09/1)). The Company’s claim as last updated in its July 2011 Reply totals approximately $2.1 billion which includes interest from April 14, 2008 (the date of the loss) to July 29, 2011 (the date of the Company’s reply) of approximately $400 million. The claim, including accrued interest since the loss to the date of the Tribunal's decision, represents the fair market value of the legal rights to develop the Brisas Project and the value of the Choco 5 Property.

The Company is well advanced in the arbitration process. The Tribunal held an oral hearing on the merits with the Parties in February 2012 and the Parties submitted post-hearing briefs in March, May and June 2012 as requested by the Tribunal.  In July 2012, the Tribunal issued a procedural order requesting both Parties to submit further expert reports addressing certain valuation issues. The expert initial and reply reports for both Parties were filed May 24th and June 28th, 2013, respectively, and on August 5, 2013 the Parties filed final comments on the expert reports. As oral hearings are limited to addressing evidence already in the record, the Company believes the additional submissions noted above may negate the need for a further oral hearing.  If requested by one of the Parties and confirmed by the Tribunal, the hearing is expected to be held in the fall of 2013.

Venezuela has publically stated its intent to develop the Brisas Project and contiguous areas and has reportedly engaged a major Chinese corporation for initial studies related to the development and eventual construction of the Brisas or Brisas-Cristinas mine as a large gold-copper complex. To that end, Gold Reserve continues to concentrate its efforts on finding a joint solution that would include the transfer of the extensive technical data related to the development of the Brisas Project that was compiled by the Company allowing the project, with the assistance of the Chinese corporation, to be developed on an accelerated basis for the benefit of Venezuela, with proper compensation for the Company’s stakeholders.  Regardless of whether there is a settlement or an arbitral award, management is committed to see this process through to its logical conclusion.

An ICSID Additional Facility Award is enforceable globally under the New York Convention, an international convention regarding the recognition and enforcement of arbitral awards with over one hundred forty State parties. There are clear, well documented procedures for identifying sovereign assets located in one or more of these States and for enforcing arbitral awards by attaching such assets.

Financial Overview

The Company's historical financial results are a product of a number of issues including the uncompensated seizure of the Brisas Project by the Venezuelan government, the subsequent write-off of the accumulated Brisas Project development costs, impairment of the value of the equipment originally acquired for the Brisas Project as well as the impact of the 2012 restructuring of debt originally issued for the Brisas Project.

The Company’s current financial position and continuing results of operations is primarily a consequence of the ongoing ICSID arbitration related to the seizure of the Brisas Project by the Venezuelan government and continued development of the La Tortuga Project.

The Company has no commercial production at this time and, as a result, it has not recorded revenue or cash flows from mining operations and continues to experience losses from operations, a trend the Company expects to continue, unless and until the dispute regarding Brisas is resolved favorably to the Company and/or it acquires or invests in an alternative project which results in positive results from operations.

Historically the Company has financed its operations through the issuance of common stock, other equity securities and convertible debt. The timing of any such new investment or transaction if any, and the amounts that may be required cannot be determined at this time and are subject to available cash, the collection, if any, of an award or settlement related to the Brisas Arbitration, sale of remaining equipment originally slated for the Brisas Project, the timing of the redemption or maturity of the remaining notes and/or future financings, if any.  The Company has only one operating segment, the exploration and development of mineral properties.

Liquidity and Capital Resources

At June 30, 2013, the Company had cash and cash equivalents of approximately $3.6 million which represents a decrease from December 31, 2012 of approximately $4.7 million. The net decrease was primarily due to cash used by operations of $5.2 million and purchase of property plant and equipment of $0.1 million, partially offset by proceeds from the exercise of stock options of $0.6 million. The components of changes in cash are more fully described in the "Operating," "Investing" and "Financing" Activities section below.

	2013	Change	2012
Cash and cash equivalents	$ 3,625,286	$ (4,722,232)	$ 8,347,518

As of June 30, 2013, the Company had financial resources of cash and marketable securities totaling approximately $4.1 million and Brisas Project related equipment held for disposal with an estimated fair value of approximately $19 million (See Note 7 to the consolidated financial statements). The Company's short-term financial obligations included convertible notes of $25.3 million which mature in June 2014 (See Note 11 to the consolidated financial statements) and accounts payable and accrued expenses due in the normal course of approximately $0.9 million. As of August 29, 2013, the Company had approximately $7.4 million in cash and investments, which are held primarily in U.S. dollar denominated accounts.

On August 14, 2013, the Company announced a private placement of gross proceeds totaling $5,250,000. The private placement consisted of 1,750,000 units comprised of one Class A common share and one-half of one Class A common share purchase warrant, with each whole warrant exercisable by the holder for a period of 2 years after its issuance to acquire one Class A common share at a price of $4.00 per share. (See Note 12 to the consolidated financial statements)

To address its longer-term funding requirements primarily the convertible notes due in June 2014, the Company is continuing its efforts to dispose of the remaining Brisas Project related assets, pursue a timely and successful completion of the arbitration claim before ICSID including a possible settlement between the parties and initiate other debt and equity funding alternatives as may be available.

The Company's efforts to address its longer-term funding requirements may be adversely impacted by financial market conditions, industry conditions, regulatory approvals or other unknown or unpredictable conditions and, as a result, there can be no assurance that additional funding will be available or, if available, offered on acceptable terms. Failure to secure necessary additional funding would have a material adverse impact on the Company’s continuing operations.

Operating Activities

Cash flow used in operating activities for the six months ended June 30, 2013 and 2012 was approximately $5.2 million and $10.7 million, respectively. Cash flow used in operating activities consists of net operating losses (the components of which are more fully discussed below) adjusted for certain non-cash expense items primarily related to stock options and common shares issued in lieu of cash compensation, accretion of convertible notes, and certain non-cash changes in working capital.

Cash flow used in operating activities during the first half of 2013 decreased from the prior comparable period primarily due to a decrease in corporate general and administrative costs and decreases in professional fees and costs connected with the arbitration.

Investing Activities

During the six months ended June 30, 2013, net cash provided by investing activities decreased approximately $0.5 million from the comparable period in 2012. The decrease in funds provided by investing activities primarily resulted from a reduction in the sales of Brisas Project related equipment. As of June 30, 2013, the Company held approximately $19 million of Brisas project related equipment intended for future sale.

Financing Activities

During the second quarter of 2012, the Company redeemed $16.9 million of its convertible notes. (See
Note 11 of the consolidated financial statements). Net proceeds from the issuance of common shares relate to the exercise of employee stock options totaling $638,811 and $81,925 during the six months ended June 30, 2013 and 2012, respectively.

Contractual Obligations

The following table sets forth information on the Company’s material contractual obligation payments for the periods indicated as of June 30, 2013:

	Payments due by Period
	Total	Less than 1 Year	1-3 Years	4-5 Years	More Than 5 Years
Convertible Notes(1) (2)	$26,357,000	$25,315,000	-	-	$1,042,000
Interest	1,962,261	1,503,781	114,620	114,620	229,240
	$28,319,261	$26,818,781	$114,620	$114,620	$1,271,240

1.                    Includes $25,315,000 principal amount of 5.50% convertible notes due June 29, 2014 and $1,042,000 principal amount of 5.50% convertible notes due June 15, 2022. The notes pay interest semi-annually and subject to certain conditions, may be converted into Class A common shares of the Company, redeemed or repurchased. The amounts shown above include the interest and principal payments due unless the notes are converted, redeemed or repurchased prior to their due date.

2.                    The amount recorded as convertible notes in the audited consolidated balance sheet as of June 30, 2013 is comprised of the $20.8 million carrying value (face value $25.3 million) of Modified Notes issued pursuant to the restructuring transaction described herein and the face value $1.0 million of Old Notes held by Other Note Holders who declined to participate in the Restructuring. The $20.8 million carrying value of Modified Notes will be accreted to face value of $25.3 million using the effective interest rate method over the expected life of the notes (estimated to be the maturity date of June 29, 2014), with the resulting charge recorded as interest expense. See Note 11 to the consolidated financial statements.

Results of Operations

Summary Results of Operations

Consolidated net loss for the three and six months ended June 30, 2013 was approximately $4.1 million and $7.3 million, respectively compared to $4.9 million and $12.6 million in the comparable periods in 2012.

		3 months			6 months
	2013	2012	Change	2013	2012	Change
Other Income (loss)	$ (23,123)	$ 4,138	$ (27,261)	$ 6,111	$ 14,054	$ (7,943)
Total expenses	(4,096,443)	(4,911,807)	815,364	(7,332,774)	(12,643,702)	5,310,928
Net Loss	$(4,119,566)	$(4,907,669)	$ 788,103	$(7,326,663)	$(12,629,648)	$ 5,302,985

Other Income

The Company has no commercial production at this time and, as a result, other income is often variable from period to period due to one-time or otherwise variable sources of income. The change in other income was primarily due to changes in foreign exchange gains and losses and a decrease in interest income.

		3 months			6 months
	2013	2012	Change	2013	2012	Change
Interest	$ 127	$ 12,614	$ (12,487)	$ 432	$ 13,844	$ (13,412)
Gain on sale of marketable securities	-	-	-	-	7,373	(7,373)
Foreign currency gain (loss)	(23,250)	(8,476)	(14,774)	5,679	(7,163)	12,842
	$ (23,123)	$ 4,138	$ (27,261)	$ 6,111	$ 14,054	$ (7,943)

Expenses

Core operating expenses (corporate general and administrative, exploration and legal and accounting) for the three and six months ended June 30, 2013 decreased by approximately $1.4 million and $2.8 million from the comparable periods in 2012. The decrease in core operating expenses is primarily a result of decreases in expenses associated with corporate general and administrative and legal.

The decrease in corporate general and administrative expense for the three and six months ended June 30, 2013 was primarily a result of decreases in non-cash charges associated with the previous issuance of stock-based compensation and cash-based reductions related to both the number of personnel and compensation related items, fees associated with consultants and other discretionary costs. The decrease in legal and accounting expense is primarily attributable to a decrease in fees incurred for corporate and tax planning activities.

Pursuant to generally accepted accounting principles, the Company records a non-cash expense associated with the issuance of options using the fair value method of accounting which is computed using the Black-Scholes method and expensed over the vesting period of the option. Non-cash compensation associated with historical restricted stock grants was computed based on the value of the shares at date of grant. Accounting rules do not provide for the recovery of previously expensed amounts associated with expired share purchase options. The Company recorded non-cash compensation expense during the six months ended June 30, 2013 and 2012 of $0.5 million and $3.5 million, respectively, for stock-based grants made in 2013 and prior periods.

Non-core operating expenses for the six months ended June 30, 2013 decreased from the comparable period in 2012 by approximately $2.5 million. The decrease was mainly due to decreases in arbitration costs as a result of moving into the post oral hearing phase of the case and a decrease in interest expense due to a decrease in the amount of convertible notes outstanding. Arbitration costs for the three months ended June 30, 2013 increased over the comparable period in 2012 due to costs associated with filing expert reports addressing valuation issues. Costs associated with Venezuelan operations will be minimal in the second half of 2013.

 Overall, total expenses for the three and six months ended June 30, 2013 decreased by approximately $0.8 million and $5.3 million, respectively, from the comparable periods in 2012.

		3 months			6 months
CORE	2013	2012	Change	2013	2012	Change
Corporate general and administrative	$ 963,367	$ 2,032,392	$ (1,069,025)	$ 1,726,840	$ 4,360,535	$ (2,633,695)
Exploration	362,910	266,866	96,044	614,724	552,263	62,461
Legal and accounting	98,778	496,591	(397,813)	328,622	597,979	(269,357)
	1,425,055	2,795,849	(1,370,794)	2,670,186	5,510,777	(2,840,591)
NON-CORE
Venezuelan operations	43,129	129,780	(86,651)	106,936	416,329	(309,393)
Arbitration	1,122,864	179,684	943,180	1,561,531	2,866,863	(1,305,332)
Equipment holding costs	200,995	203,879	(2,884)	411,030	560,411	(149,381)
Interest expense	1,304,400	1,602,615	(298,215)	2,583,091	3,289,322	(706,231)
	2,671,388	2,115,958	555,430	4,662,588	7,132,925	(2,470,337)
Total Expenses for the Period	$ 4,096,443	$ 4,911,807	$ (815,364)	$ 7,332,774	$ 12,643,702	$ (5,310,928)

SUMMARY OF QUARTERLY RESULTS

Quarter ended          6/30/13            3/31/13          12/31/12            9/30/12            6/30/12            3/31/12          12/31/11            9/30/11

Other Income (loss) ($23,123)        $29,234      $7,713,505      $1,905,894             $4,138             $9,916           $20,382      $1,214,530

Net income (loss)

 before tax          (4,119,566)     (3,207,097)       4,353,609       (1,749,062)     (4,907,669)     (7,721,979)     (6,513,744)     (5,061,616)

   Per share                   (0.06)              (0.04)                0.08                (0.03)              (0.08)              (0.13)              (0.10)              (0.09)

   Fully diluted              (0.06)              (0.04)                0.08                (0.03)              (0.08)              (0.13)              (0.10)              (0.09)

Net income (loss) (4,119,566)    (3,207,097)       4,353,609       (1,749,062)     (4,907,669)     (7,721,979)     (6,513,744)     (5,061,616)

   Per share                   (0.06)              (0.04)                0.08                (0.03)              (0.08)              (0.13)              (0.10)              (0.09)

   Fully diluted              (0.06)              (0.04)                0.08                (0.03)              (0.08)              (0.13)              (0.10)              (0.09)

Other income (loss) during the first and second quarters of 2013 consisted of foreign currency gains (losses) and interest income. Other income in the fourth quarter of 2012 was primarily comprised of an $8.1 million gain on the restructuring of the Company’s convertible notes partially offset by a $0.4 million loss on marketable securities. In the third quarter of 2012, the Company recorded other income of $1.9 million from settlement of litigation. Other income during 2011 and the first half of 2012 varied due to the timing of sales of equipment and marketable securities.

The increase in net loss during the second quarter of 2013 was primarily due to an increase in arbitration costs. During 2012, net loss decreased each quarter primarily due to decreases in costs associated with the arbitration and increases in other income in the third and fourth quarters as noted above. In 2011, net loss decreased in the third quarter due to sales of equipment and increased in the fourth quarter due primarily to a write-down of the value of the Company’s remaining equipment.

Off-Balance Sheet Arrangements

The Company is not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Company’s financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

Exhibit 99.3         Chief Executive Officer’s Certification of Interim Filings

Form 52-109F2

Certification of interim filings – full certificate

I, Rockne J. Timm, Chief Executive Officer of Gold Reserve Inc., certify the following:

  I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Gold Reserve Inc. (the “issuer”) for the interim period ended June 30, 2013.
  Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
  Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.
  The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.
  Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer and I have, as at the end of the period covered by the interim filings

(a)           designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)                   material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)                 information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)                 designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1    The control framework the issuer’s other certifying officer and I used to design the issuer’s ICFR is the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework.

5.2    N/A

5.3    N/A

  The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on January 1, 2013 and ended on June 30, 2013 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: August 29, 2013

/s/Rockne J. Timm

    Rockne J. Timm

    Chief Executive Officer

Exhibit 99.4         Chief Financial Officer’s Certification of Interim Filings

Form 52-109F2

Certification of interim filings – full certificate

I, Robert A. McGuinness, Chief Financial Officer of Gold Reserve Inc., certify the following:

  I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Gold Reserve Inc. (the “issuer”) for the interim period ended June 30, 2013.
  Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
  Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.
  The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.
  Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer and I have, as at the end of the period covered by the interim filings

(a)           designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(iii)                material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(iv)               information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(c)                 designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1    The control framework the issuer’s other certifying officer and I used to design the issuer’s ICFR is the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework.

5.2    N/A

5.3    N/A

  The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on January 1, 2013 and ended on June 30, 2013 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: August 29, 2013

/s/Robert A. McGuinness

    Robert A. McGuinness

    Chief Financial Officer

-26-